UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rover Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

77936F103

(CUSIP Number)

Madrona IV General Partner, LLC

999 Third Avenue, Suite 3400

Seattle, Washington 98104

(206) 674-3000

Attn: Troy Cichos

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona Venture Fund IV, LP
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 27,401,207 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 27,401,207 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,401,207 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.7% (1)
14.	Type of Reporting Person: PN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona Venture Fund IV-A, LP
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 27,401,207 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 27,401,207 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,401,207 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.7% (1)
14.	Type of Reporting Person: PN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona Investment Partners IV, L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 27,401,207 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 27,401,207 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,401,207 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.7% (1)
14.	Type of Reporting Person: PN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona IV General Partner, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 27,401,207 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 27,401,207 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,401,207 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.7% (1)
14.	Type of Reporting Person: OO

CUSIP No.: 77936F103

1.	Name of Reporting Person: Alberg, Tom A.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 27,401,207 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 27,401,207 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,401,207 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.7% (1)
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Goodrich, Paul B.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 27,401,207 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 27,401,207 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,401,207 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.7% (1)
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Jacobson, Scott
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 27,401,207 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 27,401,207 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,401,207 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.7% (1)
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Jordan, Len
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 27,401,207 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 27,401,207 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,401,207 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.7% (1)
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: McIlwain, Matt
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 27,401,207 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 27,401,207 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,401,207 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.7% (1)
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Porter, Tim
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 27,401,207 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 27,401,207 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,401,207 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.7% (1)
14.	Type of Reporting Person: IN

(1)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 157,199,138 shares of Class A Common Stock outstanding as of July 30, 2021, based on information included in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 5, 2021 plus 17,540,964 additional shares issued on September 29, 2021 pursuant to an "earn-out" provision of the Business Combination Agreement described in Item 3, below.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D filed by the Reporting Persons on August 10, 2021 (“Schedule 13D”) with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Rover Group, Inc., a Delaware corporation (the “Issuer”), to reflect the receipt by the Reporting Persons on September 29, 2021 of certain shares pursuant to an “earn-out” provision of the Business Combination Agreement described in Item 3, below. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The items set forth below in this Amendment No. 1 amend and restate in their entirety such items in the Schedule 13D. Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On July 30, 2021 (the “Closing Date”), pursuant to that certain Business Combination Agreement, dated as of February 10, 2021 (the “Business Combination Agreement”), by and among the Issuer, Fetch Merger Sub, Inc. (“Merger Sub”) and A Place for Rover, Inc. (d/b/a Rover) (“Legacy Rover”), Merger Sub merged with and into Legacy Rover with Legacy Rover surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Upon consummation of the Merger (the “Effective Time”), each issued and outstanding share of preferred stock of Legacy Rover that was convertible into a share of common stock of Legacy Rover was canceled and converted into the right to receive 1.0379 shares of Class A Common Stock. As of the Effective Time, the Reporting Persons’ collective holdings of shares of Legacy Rover stock converted into an aggregate of 24,016,697 shares of Class A Common Stock.

On September 29, 2021, the Reporting Persons became entitled to receive an aggregate of 3,384,510 shares of Class A Common Stock pursuant to an “earn-out” provision of the Business Combination Agreement and the satisfaction of Triggering Events I and II as defined therein for no additional consideration.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by each person named herein is determined in accordance with the SEC rules and assumes 157,199,138 shares of Class A Common Stock outstanding as of July 30, 2021, based on information included in the Issuer’s Current Report on Form 8-K filed with the SEC on August 5, 2021 plus 17,540,964 additional shares issued on September 29, 2021 pursuant to an "earn-out" provision of the Business Combination Agreement described in Item 3. As of the date hereof, the Reporting Persons beneficially owned shares of Class A Common Stock as follows:

	Number of
	Shares of	Percent of
	Common	Common
Name of Beneficial Owner	Stock Owned	Stock
Madrona Venture Fund IV, L.P.	26,721,281	15.3%
Madrona Venture Fund IV-A, L.P.	679,926	0.4%
Total	27,401,207	15.7%

MIP IV, as the sole general partner of MVF IV and MVF IV-A, may be deemed to beneficially own the shares held by MVF IV and MVF IV-A. MGP, as the sole general partner of MIP IV, may be deemed to beneficially own the shares held by MVF IV and MVF IV-A. Each of the Managing Directors may be deemed to share the power to direct the disposition and vote of the shares held by MVF IV and MVF IV-A. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held by such Reporting Person.

(b) In addition to the description set forth above in Item 5(a), see the cover pages of this statement for indications of the respective voting powers and disposition powers of the Reporting Persons.

(c) Except as described herein, the Reporting Persons have not effected any transactions in the Issuer’s Class A Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2021	MADRONA VENTURE FUND IV, LP

	By:	Madrona Investment Partners IV, LP its General Partner

	By:	Madrona IV General Partner, LLC, its General Partner

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: October 4, 2021	MADRONA VENTURE FUND IV-A, LP

	By:	Madrona Investment Partners IV, LP its General Partner

	By:	Madrona IV General Partner, LLC, its General Partner

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: October 4, 2021	MADRONA INVESTMENT PARTNERS IV, LP

	By:	Madrona IV General Partner, LLC, its General Partner

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: October 4, 2021	MADRONA IV GENERAL PARTNER, LLC

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: October 4, 2021	/s/ Tom A. Alberg
Tom A. Alberg

Date: October 4, 2021	/s/Paul B. Goodrich Paul B. Goodrich

Date: October 4, 2021	/s/ Scott Jacobson Scott Jacobson

Date: October 4, 2021	/s/ Len Jordan Len Jordan

Date: October 4, 2021	/s/ Matthew S. McIlwain Matthew S. McIlwain

Date: October 4, 2021	/s/ Tim Porter Tim Porter

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.